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September 3, 2020

VIA EDGAR

Mr. Michael Killoy

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Fundrise Growth eREIT 2019, LLC Offering Statement on Form 1-A

Post-Qualification Amendment No. 1

Filed May 22, 2020

File No. 024-10970

Dear Mr. Killoy:

This letter is submitted on behalf of Fundrise Growth eREIT 2019, LLC (the “Company”) in response to a comment letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 12, 2020 (the “Comment Letter”) with respect to the Company’s Post-Qualification Amendment No. 1 to its Offering Statement on Form 1-A filed with the Commission on May 22, 2020 (the “Post-Qualification Amendment”). The responses provided are based upon information provided to Goodwin Procter LLP by the Company.

For your convenience, the Staff’s comments have been reproduced in italics herein with responses immediately following the comments. Defined terms used herein but not otherwise defined have the meanings given to them in the Offering Statement. The Company is concurrently filing Amendment No. 2 to the Post-Qualification Amendment (“Amendment No. 2”) to address these comments, as well as to make other changes.

Please also note that Amendment No. 2 also reflects an increase in the amount of shares being qualified as the passage of time has allowed for additional capacity under the $50 million cap pursuant to Regulation A for the prior rolling 12-month period, in addition to updating certain other information since the Post-Qualification Amendment was originally filed.

Mr. Michael Killoy

Division of Corporation Finance

September 3, 2020

Post-Qualification Amendment to Form 1-A filed May 22, 2020

General

1.	We note the statement on your website that your more mature eREITs and eFunds will pause accepting new investments. Please provide disclosure about the suspension and resumption of accepting subscriptions. Your revised disclosure should provide the dates in which accepting subscriptions was suspended and resumed.

Response to Comment No. 1

RESPONSE: In response to the Staff’s comment, the Company has added new disclosure to Amendment No. 2 under “Offering Summary – Recent Developments – Processing of Subscriptions” to disclose the following information:

Due to the unprecedented uncertainty caused by the COVID-19 global pandemic, in an abundance of caution, commencing on April 1, 2020, each of our sponsor’s qualified eREITs and eFunds (“Fundrise Programs”), including us, that had offering capacity available to it under Regulation A, with the exception of Fundrise Income eREIT V, LLC, Fundrise Growth eREIT VI, LLC and Fundrise Balanced eREIT, LLC, paused accepting new subscriptions from investors. With the exception of those Fundrise Programs without remaining offering capacity, all of the Fundrise Programs, including us, resumed processing new subscriptions on May 13, 2020. During the period when the Fundrise Programs paused accepting new subscriptions, all of the individual Fundrise Program offering pages remained live and publicly reviewable on the Fundrise Platform. In accordance with the terms of our Offering Statement (see “How to Subscribe” herein), we will continue to accept or reject investor subscriptions within 45 days of receipt.

Mr. Michael Killoy

Division of Corporation Finance

September 3, 2020

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842 or Bjorn J. Hall at (202) 584-0550.

Sincerely,

/s/ Mark Schonberger

Mark Schonberger

cc:	Via E-mail

Benjamin S. Miller, Chief Executive Officer

Bjorn J. Hall, General Counsel and Secretary

Michelle A. Mirabal, Associate General Counsel

Rise Companies Corp.

Matthew Schoenfeld, Esq.

Goodwin Procter LLP